PRESS RELEASE

Klondex Mines’ Karen Vein at Fire Creek Yields 7,300 Tons Containing 6,700 Au
 Ounces from 2nd Quarter Bulk Sampling

Vancouver, BC – July 30, 2014 - Klondex Mines Ltd. (TSX: KDX; OTCQX: KLNDF) ("Klondex" or the "Company") today announced that the Fire Creek Gold Project’s Karen Vein is now accessed from multiple levels, as part of its bulk sampling program. A total of 7,300 tons of mineralized material containing approximately 6,700 Au ounces were extracted during development of the 5360 and 5420 levels of the Karen Vein during 2Q2014. The average mined grade was 31.5 g/t (0.9 opt) Au over an average mining width of 3.0 m (9.9 ft) ..

The Company developed 97 m (317 ft) along strike on the 5360 level during 2Q2014. The weighted average vein width on this level is 0.8 m (2.6 ft) with an average grade of 117.6 g/t (3.4 opt) Au. On a second level, approximately 18.3 m (60.0 ft) above, the company developed 93.0 m (306.0 ft) along strike on the 5420 level during 2Q2014. The average vein width on this level is 1.3 m (4.2 ft) with an average grade of 116.6 g/t (3.4 opt) Au. Channel samples from the Karen Vein, taken north and south of the 5360 and 5420 accesses, are summarized and detailed in Tables 1 and 2.

Brent Kristof, Klondex Chief Operating Officer stated, “The Karen Vein provides Fire Creek a unique opportunity to expand the West Zone within existing infrastructure. We anticipate that by year-end we will have a new mineral resource estimate that will include up to date results from the Western Zone.”

Mark Odell of Practical Mining LLC is the Independent Qualified Person (Nevada PE 13708 and SME 2402150), who has reviewed and approved the contents of this press release for the purposes of National Instrument 43-101.

Assays were analyzed by SGS Minerals Services of Elko, Nevada and Dave Francisco Assay Services of Fallon, Nevada (both independent laboratories), under Klondex staff supervision. For additional sampling parameters, please refer to the Fire Creek Preliminary Economic Assessment, as amended, which is available under the Company's profile on SEDAR.

About Klondex Mines Ltd. (www.klondexmines.com)
Klondex Mines is focused on the exploration, development and production of its two high quality gold and silver projects in the mining-friendly jurisdiction of north central Nevada. The 1200 tpd milling facility is processing mineralized materials from the Midas Mine and the Fire Creek Project. Midas is fully-permitted and has been producing gold and silver since 1998. Fire Creek is located ~100 miles south of Midas and is operating an ongoing bulk sampling program that began in 2013 and is in the process of obtaining the full mining permit. All major infrastructure is in place at Fire Creek.

For More Information
Klondex Mines Ltd.
Paul Huet
President & CEO
775-284-5757
investors@klondexmines.com

Alison Tullis,
Manager, Investor Relations
647-233-4348
atullis@klondexmines.com

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com

PRESS RELEASE

Cautionary Note Regarding Technical Information and Forward-looking Information
A production decision at the Midas mine was made by previous operators of the mine prior to the completion of the acquisition of the Midas project by Klondex and Klondex made a decision to continue production subsequent to the acquisition. This decision by Klondex to continue production and, to the knowledge of Klondex, the production decision made by the previous operator were not based on a feasibility study of mineral reserves demonstrating economic and technical viability prepared in accordance with National Instrument 43-101. Readers are cautioned that there is increased uncertainty and higher risk of economic and technical failure associated with such production decisions.

This news release contains certain information that may constitute forward-looking information under applicable Canadian securities legislation, including but not limited to information about current expectations on the timing and success of exploration sampling activities and the timing of an updated mineral resource estimate at the Fire Creek project. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company's business are more fully discussed in the Company's disclosure materials filed with the securities regulatory authorities in Canada and available at www.sedar.com. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com